UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

EXPLANATORY NOTES

This Report of Foreign Private Issuer on Form 6-K/A (this “Amended Report”) is furnished to amend and restate information contained on certain pages of the Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission by Banco Latinoamericano de Comercio Exterior, S.A. on November 2, 2018 as amended by the Issuer on Form 6-K/A on December 4, 2018 (together, the “Original Report”) solely to present the financial statements on a condensed basis, in compliance with IAS 34 – Interim Financial Statement.

The amended pages are:

a.	Unaudited condensed consolidated interim statements of changes in stockholder’s equity (page 6)

Reason for amendment: The Bank elected to restate its condensed consolidated interim statement of changes in stockholder’s equity because the movements of the Dynamic Provision and Regulatory Reserve for the periods ended as of September 30, 2017 and 2016 had not been included therein.

b.	Unaudited condensed consolidated interim statements of cash flow (page 7)

Reason for amendment: The Bank elected to restate its condensed consolidated interim statement of cash flow for these periods due to the omission of a line item within cash flows from operating activities. The omitted line is “Write-offs against the allowance for expected credit losses on loans”

c.	The presentation of the breakdown of the Bank’s loans commitments and financial guarantees contracts exposure by country risk in Note 6 – Loans commitments and financial guarantees contracts (page 45)

Reason for amendment: As of September 30, 2018, due to a formatting issue, the amounts presented in the table beginning with the Ecuador line item and continuing to the bottom of the table before the “Total” line item do not correctly correspond to the countries indicated, since the amounts were not aligned with the correct countries. Nevertheless, the total amounts are correct. The Bank has elected to restate this page.

The rest of the information presented in Form 6-K (the “Original Report”) on November 2, 2018 is correct. This condensed consolidated interim financial report does not include all of the notes of the type normally included in an annual financial report. This report is to be read in conjunction with the Bank’s most recent annual report on Form 20-F. The accounting policies have been omitted as the accounting policies adopted are consistent with those of the previous financial year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2018

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez
Name: Ana Graciela de Méndez
Title: CFO

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of changes in stockholders's equity
For the nine months ended September 30, 2018, 2017 and 2016
(In US$ thousand)

	Common stock	Treasury stock	Additional paid-in capital in excess of assigned value of common stock	Capital reserves	Dynamic provision	Regulatory reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balances at January 1, 2016	279,980	(73,397)	120,177	95,210	30,788	7,920	521,934	(10,681)	971,931
Profit for the period	-	-	-	-	-	-	73,701	-	73,701
Other comprehensive income	-	-	-	-	-	-	-	6,297	6,297
Issuance of restricted stock	-	1,259	(1,259)	-	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	2,480	-	-	-	-	-	2,480
Exercised options and stock units vested	-	-	-	-	-	-	-	-	-
Repurchase of "Class B" and "Class E" common stock	-	-	-	-	-	-	-	-	-
Regulatory reserve	-	2,953	(1,387)	-	-	(2,203)	2,203	-	1,566
Dymanic provision	-	-	-	-	10,244	-	(10,244)	-	-
Dividends declared	-	-	-	-	-	-	(45,104)	-	(45,104)
Balances at September 30, 2016	279,980	(69,185)	120,011	95,210	41,032	5,717	542,490	(4,384)	1,010,871

Balances at January 1, 2017	279,980	(69,176)	120,594	95,210	43,826	18,633	525,048	(2,801)	1,011,314
(Loss) profit for the period	-	-	-	-	-	-	61,400	-	61,400
Other comprehensive income (loss)	-	-	-	-	-	-	-	1,058	1,058
Issuance of restricted stock	-	1,259	(1,229)	-	-	-	-	-	30
Compensation cost - stock options and stock units plans	-	-	(38)	-	-	-	-	-	(38)
Exercised options and stock units vested	-	3,278	109	-	-	-	-	-	3,387
Repurchase of "Class B" and "Class E" common stock	-	(28)	-	-	-	-	-	-	(28)
Regulatory reserve	-	-	-	-	-	(10,637)	10,637	-	-
Dymanic provision	-	-	-	-	63,566	-	(63,566)	-	-
Dividends declared	-	-	-	-	-	-	(45,384)	-	(45,384)
Balances at September 30, 2017	279,980	(64,667)	119,436	95,210	107,392	7,996	488,135	(1,743)	1,031,739

Balances at January 1, 2018	279,980	(63,248)	119,941	95,210	108,756	20,498	479,712	1,963	1,042,812
Profit for the period	-	-	-	-	-	-	(9,595)	-	(9,595)
Other comprehensive income	-	-	-	-	-	-	-	(389)	(389)
Issuance of restricted stock	-	1,259	(1,259)	-	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	587	-	-	-	-	-	587
Exercised options and stock units vested	-	3,355	254	-	-	-	-	-	3,609
Repurchase of "Class B" and "Class E" common stock	-	(2,442)	-	-	-	-	-	-	(2,442)
Regulatory reserve	-	-	-	-	-	(20,473)	20,473	-	-
Dymanic provision	-	-	-	-	-	-	-	-	-
Dividends declared	-	-	-	-	-	-	(45,631)	-	(45,631)
Balances at September 30, 2018	279,980	(61,076)	119,523	95,210	108,756	25	444,959	1,574	988,951

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of cash flows
For the nine months ended September 30, 2018, 2017 and 2016
(In US$ thousand)

	2018	2017	2016

Cash flows from operating activities
(Loss) profit for the period	(9,595)	61,400	73,701
Adjustments to reconcile profit for the year to net cash provided by (used in) operating activities:
Activities of derivative financial instruments used for hedging	1,929	(35,559)	(18,947)
Depreciation of equipment and leasehold improvements	957	1,171	1,039
Amortization of intangible assets	1,011	553	425
Loss for disposal of equipment and leasehold improvements	840	150	-
Loss for disposal of intangible assets	2,705	14	-
Loss on investment properties at fair value through profit or loss	1,560	-	-
Impairment loss from expected credit losses	58,836	8,645	17,408
(Loss) gain on sale of financial assets at fair value through OCI	-	(79)	246
Amortization of premium and discount related to securities at amortized cost	798	601	863
Gain on sale of property and equipment	18	-	-
Impairment loss on other assets	3,464	-	-
Compensation cost - share-based payment	587	(38)	2,480
Interest income	(184,376)	(170,280)	(184,453)
Interest expense	102,601	78,606	66,924
Net decrease (increase) in operating assets:
Net decrease (increase) in pledged deposits	25,320	18,720	(3,385)
Financial instruments at fair value through profit or loss	-	-	53,383
Net decrease (increase) in loans	(216,489)	676,129	297,758
Write-off against the allowance for expected credit losses on loans	(4,484)	(4,240)	907
Other assets	(15,281)	(2,514)	4,044
Net increase (decrease) in operating liabilities:
Net increase due to depositors	(151,309)	200,157	330,536
Financial liabilities at fair value through profit or loss	-	(24)	(89)
Other liabilities	13,218	(15,842)	(16,850)
Cash provided by operating activities	(367,690)	817,570	625,990

Interest received	169,881	181,598	184,608
Interest paid	(94,990)	(77,018)	(62,640)
Net cash provided by operating activities	(292,799)	922,150	747,958

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(1,131)	(622)	(1,520)
Acquisition of intangible assets	(45)	(26)	(3,084)
Proceeds from the sale of investment property	1,270	-	-
Proceeds from the redemption of securities at fair value through OCI	3,244	-	77,286
Proceeds from the sale of securities at fair value through OCI	-	15,177	107,888
Proceeds from maturities of securities at amortized cost	6,324	14,240	43,212
Purchases of securities at fair value through OCI	-	-	(91,972)
Purchases of securities at amortized cost	(15,701)	(8,324)	(23,713)
Net cash provided by investing activities	(6,039)	20,445	108,097

Cash flows from financing activities:
Increase (decrease) net in short-term borrowings and debt and securities sold under repurchase agreements	204,647	(732,946)	(1,310,550)
Proceeds from long-term borrowings and debt	532,206	220,172	374,859
Repayments of long-term borrowings and debt	(247,098)	(639,114)	(425,301)
Dividends paid	(45,860)	(45,449)	(45,104)
Exercised stock options	3,609	3,387	1,566
Repurchase of common stock	(2,442)	(28)	-
Net cash used in financing activities	445,062	(1,193,978)	(1,404,530)

Increase (decrease) net in cash and cash equivalents	146,224	(251,383)	(548,475)
Cash and cash equivalents at beginning of the period	618,807	1,007,726	1,267,302
Cash and cash equivalents at end of the period	765,031	756,343	718,827

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Loans commitments and financial guarantees contracts (continued)

The breakdown of the Bank’s loans commitments and financial guarantees contracts exposure by country risk is as follows:

	September 30, 2018	December 31, 2017
Country:
Argentina	45,652	7,546
Bolivia	200	200
Brazil	50,000	-
Canada	422	425
Chile	-	15,000
Colombia	76,634	91,020
Costa Rica	44,872	19,848
Dominican Republic	16,500	-
Ecuador	176,219	252,800
El Salvador	4,900	767
Guatemala	11,700	11,788
Honduras	550	890
Mexico	30,114	35,643
Panama	96,150	31,260
Paraguay	-	22
Peru	-	17,618
Uruguay	1,927	3,176
Total	555,840	488,003

Letters of credit and guarantees

The Bank, on behalf of its client’s base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the letter of credit, the Bank will. The Bank provides stand-by letters of credit and guarantees, which are issued on behalf of institutional clients in connection with financing between its clients and third parties. The Bank applies the same credit policies used in its lending process, and once issued the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank's obligation to make payment in the event of a client’s contractual default to a third party. Risks associated with stand-by letters of credit and guarantees are included in the evaluation of the Bank’s overall credit risk.

Credit commitments

Commitments to extend credit are binding legal agreements to lend to clients. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

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